FAIRHOLME FUND

Sub Item 77Q1(b)
Policies with Respect to Security Investments

EFFECTIVE MARCH 17, 2009:

Fairholme Capital Management, LLC (the "Manager") attempts, under normal circumstances, to achieve the Fund's investment objective by investing in a focused portfolio of equity and fixed-income securities. The proportion of the Fund's assets invested in each type of asset class will vary from time to time based upon the Manager's assessment of general market and economic conditions. The Fund may invest in, and may shift frequently among, the asset classes and market sectors.

PREVIOUSLY (SINCE MARCH 31, 2008):

Fairholme Capital Management, LLC (the "Manager") attempts
under normal circumstances to achieve the Fund's investment
objective by:

*	Investing in securities of public companies,
including but not limited to, equity securities, such as common stocks, partnership interests, business trust shares, convertible securities, and rights and warrants to subscribe for the purchase of such equity securities without regard to market capitalization or other categorizations; and

*	Normally holding a focused portfolio of no more than
25 equity securities.